Mail Stop 3561
      							August 19. 2005

Via U.S. Mail and Fax (605) 988-1323
Mr. Gary H. Ritondaro
Chief Financial Officer
LodgeNet Entertainment Corporation
3900 West Innovation Street
Sioux Falls, South Dakota   57107

	RE:	LodgeNet Entertainment Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 16, 2005
		File No. 0-22334

Dear Mr. Ritondaro:

      We have reviewed your supplemental response letter dated
July
8, 2005, as well as your filing and have the following comments. As noted in our comment letter dated June 28, 2005, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2004

Critical Accounting Policies, page 37

1. We have the following additional comments with respect to your response to prior comment 1:
* In the pay-per-view revenue arrangement, you stated in your response that the Company retains ownership of the hardware and the proprietary software and revenue is derived primarily from the hotel
guest purchasing the service.  However, on page 37 of your Form
10-K,
you disclosed as follows:  "Revenue from the sale of system
equipment
and service parts and labor is recognized when the equipment is delivered (emphasis added) or the service has been provided. We also have advance billings from one month to three months for certain free-to-guest programming services where the revenue is deferred and recognized in the periods that services are provided." Apart from the pay-per-view revenues, it is not clear to us if you recognize revenues from the sale of the related equipment upon delivery/ service activation or over the life of the hotel agreement. Clarify for us your revenue recognition policy with respect to the
underlying
hardware equipped with proprietary software and tell us your consideration of EITF 00-03. Please advise or revise.
* With respect to the sale of high-speed Internet equipment to hotels, you stated in your response that "at the end of the initial contract period, usually three years, the customer has the contractual right to take possession of the hardware." Since the customer does not have the right to take possession of the hardware until the end of the contract period, it does not seem appropriate to
recognize equipment revenue from the "sale and installation of your
interactive system when the equipment is installed ..." as you
disclosed on page 37 of your filing.   Tell us your basis in the
accounting literature for your revenue recognition policy with respect to the sale of high-speed Internet equipment. Additionally, tell us your consideration of paragraph 7 of EITF 01-8. Please advise or revise.
Note 15 - Income Taxes, page F-21

2. We note the schedules that you provided in your response to our prior comment 2, and reissue our comment. Please provide us a more detailed schedule that separately shows the additions and deletions to the valuation allowance account for all three years presented. In this regard, please explain the nature of the increase in the valuation allowance account from $ 56.5 million in 2002 to $ 80.8 million in 2003, a net increase of $ 24.3 million. We note that the related tax expense was only for $ 13.4 million.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

cc: Mark S. Weitz via FAX 612-335-1657

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Mr. Gary Ritondaro
LodgeNet Entertainment Corporation
August 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE